UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1. Intelligent Content Enterprises Inc., News Release issued on April 11, 2016 as filed on Sedar on April 11, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

April 11, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

By: /s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

ICE Provides Update to 1st Month DWF Activities

Toronto, Canada April 11, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “ICEIF”) (“ICE” or the “Corporation”), announces that it has accelerated the activities of its recent acquisition of technology assets through its wholly owned subsidiary Digital Widget Factory Inc. (“DWF”) launching via its global, multi-lingual online creation, proprietary management and advertising platform, an additional 75+ new websites and URLs, bringing the total number to 435. This is an increase of 135 URLs and sites since its acquisition announced on March 4, 2015. The additional URLs and websites are focused in the areas of Celebrity, Food and Sports and Entertainment.

Through its primary URL www.digiwidgy.com, DWF is now in the Top 100K Alexa Global Rankings having reached 80,933, increasing its global rank by over 535,000 sites in the past 3 months. The Alexa US Rankings have also advanced to 22,254. In March, DWF sites delivered multi-lingual content to over 3.6 Million visitors resulting in 5.3 Million global content pages views.

DWF powers user and advertising engagement programs in the US, Canada, Asia, Middle East, Europe, Central and South America in over 50 languages in real-time to desktop, mobile and portable devices. The Company has begun revenue testing of programs utilizing its proprietary technologies which will be optimized by capitalizing on new and innovative global and local programs that may be generated internally and externally then delivered to its diverse and expanding multi-lingual, technology driven, media and telecom audience.

Through its intelligent content technology, DWF’s platform evaluates user engagement and site follow through and based on those assessments recommends which content channels achieve the popularity standards of a stand-alone DWF site and then recommends their launch to the expanding portfolio of DWF websites.

DWF focuses on high value topics where people around the world can consume content in their native language through DWF’s proprietary technology, enabling content to be published and consumed in a myriad of languages without human intervention and creating significant economies of scale in the online content sector. Advertisers can create opportunities based on both language and location, monetizing across a wide range of demographics, creating revenue opportunities for DWF and themselves through a single platform.

ICE is pursuing additional opportunities that would utilize the DWF proprietary technologies to create ecommerce by delivering enhanced global experiences to other online sites, new media programs and partnerships in the burgeoning Technology / Media / Telecom Sector.

According to Common Sense Advisory, over 3 billion internet users worldwide, approximately 73% or 2.19 Billion people are engaging online in a language other than English. Internet World Stats reports that the top 10 languages (English, Chinese, Spanish, Arabic, Portuguese, Japanese, Russian, Malay, French and German) account for 78% of all internet users online today.

Common Sense Advisory further reported that more than 72% of consumers say that they are likely to purchase online if the experience is in their preferred language. DWF’s technology provides the ability to localize both language and advertising separately providing solutions that truly engage the user both in their language and their location.

ICE further announces that that it has granted stock options to acquire 300,000 common shares of the Company at an exercise price of CDN$2.19 per share for a period of five years vesting immediately to a director of the Company.

Following the grant, the Company has 383,000 stock options outstanding representing 1% of the 38.3 million currently issued and outstanding common shares.

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com